U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

[X]  FORM 10-KSB for period ending 4/30/98

                         Part I - Registrant Information

Full Name of Registrant:                  American Bio Medica Corporation
Former name if applicable:                Not applicable
Address of Principal Executive Office:    300 Fairview Avenue
                                          Hudson, New York 12534

                        Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

                              Part III - Narrative

     State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period:

     The subject form 10-KSB cannot be timely filed without unreasonable effort or expense because of a delay by the Company's new auditors in receiving confirmations of financial information.

                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

    John F. Murray, Chief Financial Officer                  800-227-1243

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed: If the answer is
     no, identify report.     [X] Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?     [X] No



Date:  July 28, 1998          American Bio Medica Corporation

                              By: /s/Stan Cipkowski
                                  -------------------
                                  Stan Cipkowski,
                                    President